Exhibit 99.1

Alcon’s TRAVATAN® Z Solution Approved by FDA for Treatment of Glaucoma and Ocular Hypertensive Patients

FORT WORTH, Texas – September 21, 2006 – Alcon, Inc. (NYSE: ACL) announced today that the U.S. Food and Drug Administration (FDA) has approved TRAVATAN® Z (travoprost ophthalmic solution) 0.004% for the reduction of elevated intraocular pressure (IOP) in patients with open-angle glaucoma or ocular hypertension, who are intolerant of or insufficiently responsive to other intraocular pressure lowering medications. TRAVATAN® Z is a new formulation that eliminates benzalkonium chloride (BAK) from Alcon’s existing TRAVATAN® solution and replaces BAK with SOFZIATM, a robust ionic buffered preservative system that is gentle to the ocular surface. Alcon developed this BAK-free version of TRAVATAN® because long-term use of topical solutions containing BAK may compromise the ocular surface and exacerbate conditions such as dry eye.

“Because almost 40 percent of glaucoma patients suffer from Ocular Surface Disease, TRAVATAN® Z is an advance in therapy which we believe will now enable doctors to address an unmet need of many glaucoma patients,” said Kevin Buehler, Alcon’s senior vice president, United States and chief marketing officer.

FDA approval of TRAVATAN® Z solution was based on a double-masked, multi-center study which has been accepted for publication by the Journal of Glaucoma. The 690 adult patients with open-angle glaucoma or ocular hypertension were randomized to receive TRAVATAN® or TRAVATAN® Z. TRAVATAN® Z reduced IOP up to 8.5 mmHg on average demonstrating statistically equivalent IOP lowering efficacy to the original TRAVATAN®. Similar adverse events were noted in both groups.

"These data demonstrate that TRAVATAN® Z is equally effective in reducing intraocular pressure in glaucoma patients compared to TRAVATAN® with BAK," said Rick Lewis, M.D., Grutzmacher & Lewis, Inc., Sacramento, CA, and lead investigator of this study.  "However, chronic use of TRAVATAN® Z is less likely to compromise the ocular surface, potentially reducing eye irritation in glaucoma patients also suffering from ocular sensitivities."

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About TRAVATAN® and TRAVATAN® Z Solutions

TRAVATAN® and TRAVATAN® Z are both indicated for the reduction of elevated intraocular pressure in patients with open-angle glaucoma or ocular hypertension who are intolerant of other intraocular pressure lowering medications or insufficiently responsive to another IOP lowering medication. These therapies are contraindicated in patients with hypersensitivity to travoprost or any other ingredient in these products.

About Glaucoma

Glaucoma, a group of diseases that can damage the eye’s optic nerve, is the second leading cause of blindness worldwide. The onset of glaucoma often occurs with no symptoms, but if it remains untreated, gradual loss of peripheral vision may ensue. When diagnosed early, glaucoma can be treated with medicines, laser trabeculoplasty, conventional surgery, or a combination of therapeutic options. While remaining vision may be preserved through treatment, there is currently no cure for glaucoma and lost vision cannot be restored.

About Alcon

Alcon, Inc. (NYSE: ACL) is the world’s leading eye care company with sales of $4.4 billion in 2005. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. For more information on Alcon, Inc., visit the Company’s web site at www.alconinc.com.

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Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules an regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:

Doug MacHatton (Alcon Investor Relations)

800-400-8599

doug.machatton@alconlabs.com

Carol Massey (Alcon Strategic Corporate Communications)

817-551-8058

Carol.massey@alconlabs.com

www.alconinc.com